UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: February 20, 2014

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated February 20, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 20, 2014	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION REPORTS

FOURTH QUARTER AND ANNUAL RESULTS

Highlights

•	Fourth quarter 2013 total cash flow from vessel operations of $247.5 million, an increase of 14 percent from the same period of the prior year.

•	Fourth quarter 2013 adjusted net income attributable to stockholders of Teekay of $1.1 million, or $0.02 per share (excluding specific items which increased GAAP net loss by $72.0 million, or $1.02 per share).

•	Teekay Corporation’s cash flows from Teekay Offshore and Teekay LNG increased by an annualized $12.7 million, or 8 percent, due to respective 2.5 percent fourth quarter of 2013 Teekay Offshore and Teekay LNG distribution increases.

•	Teekay Parent agreed to sell its last four remaining owned conventional tankers to Tanker Investments Ltd, a new tanker company created jointly by Teekay Corporation and Teekay Tankers.

•	Total consolidated liquidity of approximately $1.4 billion as at December 31, 2013, pro forma for Teekay Offshore’s $162 million Norwegian bond issuance completed in January 2014.

Hamilton, Bermuda, February 20, 2014—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported adjusted net income attributable to stockholders of Teekay(1) of $1.1 million, or $0.02 per share, for the quarter ended December 31, 2013, compared to adjusted net income attributable to stockholders of Teekay of $2.9 million, or $0.04 per share, for the same period of the prior year. Adjusted net income attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $72.0 million, or $1.02 per share, for the three months ended December 31, 2013 and increasing GAAP net loss by $96.7 million, or $1.39 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net loss attributable to stockholders of Teekay of $70.9 million, or $1.00 per share, for the quarter ended December 31, 2013, compared to net loss attributable to stockholders of Teekay of $93.7 million, or $1.35 per share, for the same period of the prior year. Net revenues(2) for the fourth quarter of 2013 were $461.8 million, compared to $492.4 million for the same period of the prior year.

For the year ended December 31, 2013, the Company reported adjusted net loss attributable to stockholders of Teekay(1) of $79.9 million, or $1.13 per share, compared to adjusted net loss attributable to stockholders of Teekay of $54.9 million, or $0.79 per share, for the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $34.9 million, or $0.50 per share, for the year ended December 31, 2013 and increasing GAAP net loss by $105.3 million, or $1.52 per share, for the prior year, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net loss attributable to stockholders of Teekay of $114.7 million, or $1.63 per share, for the year ended December 31, 2013, compared to net loss attributable to stockholders of Teekay of $160.2 million, or $2.31 per share, for the same period of the prior year. Net revenues(2) for the year ended December 31, 2013 were $1,717.9 million, compared to $1,842.5 million for the prior year.

On January 3, 2014, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended December 31, 2013. The cash dividend was paid on January 31, 2014 to all shareholders of record on January 17, 2014.

(1)	Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“During 2013, we made steady progress towards achieving our strategic objective of becoming a fixed asset-light company primarily focused on creating value by increasing cash flows generated by our publicly-traded daughter entities,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “This included completing the sales of the Voyageur Spirit and Cidade de Itajai FPSO units to Teekay Offshore during the second quarter of 2013 and, more recently, working and co-investing with Teekay Tankers to create Tanker Investments Ltd., to which we have agreed to sell Teekay Parent’s last four directly-owned conventional tankers.”

“As a result of accretive acquisitions and newbuilding deliveries completed by Teekay Offshore Partners and Teekay LNG Partners, our two master limited partnerships were able to increase their common unit distributions by 2.5 percent for the fourth quarter, which further increases the quarterly cash flows to Teekay Parent based on its general partnership and limited partnership interests,” Mr. Evensen continued. “With Teekay’s general partnership interests in Teekay Offshore and Teekay LNG now both in the 50 percent incentive distribution tier, the fourth quarter distribution increases at these daughter entities have resulted in an annualized increase of approximately $12.7 million, or 8 percent, to Teekay Parent’s general partnership and limited partnership cash flows.”

“Looking ahead to the remainder of 2014, efficiently executing on the Petrojarl Knarr FPSO project, our largest FPSO project to date, will continue to be a primary focus. Construction on the unit is progressing well and I am pleased to report that we recently secured an $815 million long-term debt facility for this strategic asset. The Knarr FPSO is expected to commence its ten-year time-charter with the BG Group in the fourth quarter of 2014, following delivery and transport from the shipyard, and installation on the Knarr field in the North Sea. At that time, the Knarr FPSO will be eligible for sale to Teekay Offshore under the omnibus agreement between Teekay Parent and Teekay Offshore.”

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended December 31, 2013
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	231,481	103,989	39,671	113,748	(27,070)	461,819
Vessel operating expense	91,250	25,164	21,922	66,795	—	205,131
Time-charter hire expense	13,670	—	1,021	36,668	(27,195)	24,164
Depreciation and amortization	52,311	24,145	12,113	21,140	—	109,709
CFVO - Consolidated(2)(3)	112,839	74,210	14,374	(16,951)	—	184,472
CFVO - Equity Investments(4)	6,644	52,626	1,245	2,502	—	63,017
CFVO - Total	119,483	126,836	15,619	(14,449)	—	247,489

	Three Months Ended December 31, 2012
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	212,311	97,631	44,476	169,926	(31,898)	492,446
Vessel operating expense	89,267	25,770	25,016	90,082	—	230,135
Time-charter hire expense	15,493	—	841	43,447	(31,898)	27,883
Depreciation and amortization	47,249	25,949	18,431	21,831	—	113,460
CFVO - Consolidated(2)(3)	97,892	67,354	15,989	(116)	—	181,119
CFVO - Equity Investments(4)	—	38,498	—	(1,691)	—	36,807
CFVO - Total	97,892	105,852	15,989	(1,807)	—	217,926

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(3)	Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(4)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 34 shuttle tankers (including two chartered-in vessels), five floating, production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one FSO unit under conversion), four conventional oil tankers and one HiLoad Dynamic Positioning (DP) unit. Teekay Offshore’s interests in its directly-owned fleet (excluding the two chartered-in shuttle tankers) range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities pursuant to the omnibus agreement with Teekay. Teekay Parent currently owns a 29.3 percent interest in Teekay Offshore, including the 2 percent sole general partner interest.

For the fourth quarter of 2013, Teekay Offshore increased its common unit quarterly cash distribution by 2.5 percent, or $0.0131 per unit, to $0.5384 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $17.7 million for the fourth quarter of 2013, as detailed in Appendix D to this release.

Including cash flows from equity-accounted vessels, Teekay Offshore’s total cash flow from vessel operations increased to $119.5 million in the fourth quarter of 2013, from $97.9 million in the same period of the prior year. The increase was primarily due to the acquisitions of the Voyageur Spirit FPSO and a 50 percent interest in the Cidade de Itajai FPSO from Teekay Corporation in the second quarter of 2013, the commencement of the time-charter contracts for the first three newbuilding shuttle tankers with the BG Group plc (BG) in June, August and November 2013, respectively, and higher shuttle tanker project revenues. These increases were partially offset by the redelivery of the Navion Marita upon completion of its time-charter contract in the third quarter of 2013, the lay-up of the Navion Clipper upon expiration of its time-charter contract during the fourth quarter of 2012, and the sale of five conventional tankers since the fourth quarter of 2012.

In December 2013, Teekay Offshore was awarded a six year shuttle tanker contract of affreightment (COA), with extension options up to an additional four years, with BG, which will service the Knarr oil and gas field in the North Sea. The expected start date for the shuttle COA coincides with the expected start-up of the Petrojarl Knarr FPSO in the North Sea in the fourth quarter of 2014.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, Teekay Offshore has been receiving full rate either directly from the charterer or through the indemnification from Teekay Corporation. Teekay Offshore expects to receive a certificate of final acceptance from the charterer after completing certain operational tests, which have been temporarily delayed by winter weather issues and an unrelated issue which is the responsibility of the charterer. During the fourth quarter of 2013 and the period up to December 31, 2013, Teekay Corporation indemnified Teekay Offshore for approximately $4.9 million and $34.9 million, respectively, relating to the Voyageur Spirit FPSO. Teekay Offshore has been, and will continue to be, indemnified by Teekay Corporation for lost revenues and certain uncovered vessel operating expenses up until receipt of the certificate of final acceptance from the charterer, subject to a maximum amount of $54 million.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services generally under long-term, fixed-rate charter contracts through its current fleet of 34 LNG carriers (including one LNG regasification unit and five newbuildings under construction), 28 LPG carriers (including 12 newbuildings under construction) and 10 conventional tankers. Teekay LNG’s interests in these vessels range from 33 to 100 percent. In addition, Teekay LNG, through its 50 percent interest in Exmar LPG BVBA, Teekay LNG’s LPG joint venture with Exmar NV, charters-in five LPG carriers. Teekay Parent currently owns a 35.3 percent interest in Teekay LNG, including the 2 percent sole general partner interest.

For the fourth quarter of 2013, Teekay LNG increased its common unit quarterly cash distribution by 2.5 percent, or $0.0168 per unit, to $0.6918 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $25.0 million for the fourth quarter of 2013, as detailed in Appendix D to this release.

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Including cash flows from equity-accounted vessels, Teekay LNG’s total cash flow from vessel operations increased to $126.8 million in the fourth quarter of 2013, from $105.9 million in the same period of the prior year. The increase was primarily due to the February 2013 acquisition of a 50 percent interest in Exmar LPG BVBA, the acquisition of two LNG carrier newbuildings from Awilco LNG ASA (Awilco) in September and November 2013, an increase in revenue relating to one of the LNG carriers in Teekay LNG’s joint venture with Marubeni Corporation, which commenced a new three-year charter contract at a higher rate during the third quarter of 2013, and an increase in the tanker rates relating to two Suezmax tankers in the fourth quarter of 2013. These increases were partially offset by the sale of the Tenerife Spirit conventional tanker in mid-December 2013 and the scheduled dry docking of two Suezmax tankers, which resulted in 48 days of off-hire in the fourth quarter of 2013.

In November 2013, Teekay LNG exercised an option with Daewoo Shipbuilding & Marine Engineering Co., Ltd. (DSME) of South Korea for the construction of one additional 173,400 cubic meter (cbm) LNG carrier newbuilding. This vessel will be equipped with the M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. Teekay LNG intends to secure long-term charter contract employment for the vessel prior to its delivery in 2017. In connection with exercising the option in November 2013, Teekay LNG was also able to delay the delivery dates for the two currently unchartered 173,400 cbm LNG carrier newbuildings ordered in July 2013 from 2016 to 2017, to better coincide with the expected timing of new LNG shipping projects. Currently, Teekay LNG has options with DSME to order up to three additional LNG carrier newbuildings.

In September 2013, Teekay LNG agreed to acquire a second 155,900 cbm LNG carrier newbuilding from Awilco on similar terms as the first vessel. The second vessel was delivered to Teekay LNG in late-November 2013 and bareboat-chartered to Awilco on a four-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (and option period). Similar to the first Awilco vessel, the second vessel’s purchase price was $205 million less a $50 million upfront prepayment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

In late January 2014, Exmar LPG BVBA was awarded two five-year fixed-rate time-charter contracts, up to a maximum of 10 years, with Statoil ASA. The contracts are expected to be serviced by two LPG carrier newbuildings currently under construction at Hanjin Heavy Industries and Construction Co., Ltd., which are scheduled for delivery in 2016.

Also in late January 2014, Exmar LPG BVBA was awarded two 10-year fixed-rate time-charter contracts with Potash Corporation. The contracts will be serviced by two of Exmar LPG BVBA’s existing on-the-water LPG carriers.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 28 vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers, and a 50 percent interest in a Very Large Crude Carrier (VLCC). In addition, Teekay Tankers currently time-charters in one Aframax tanker and has invested over $115 million in first-priority mortgage loans, secured by two 2010-built VLCCs, which Teekay Tankers currently manages. Of the 28 vessels currently in operation, 13 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in spot tanker pools. Based on its current ownership of Teekay Tankers Class A common stock and its ownership of 100 percent of the outstanding Class B stock, Teekay Parent currently owns a 25.1 percent economic interest in and has voting control of Teekay Tankers.

On January 3, 2014, Teekay Tankers declared a fixed fourth quarter 2013 dividend of $0.03 per share, which was paid on January 31, 2014 to all shareholders of record on January 17, 2014. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend paid to Teekay Parent totaled $0.6 million for the fourth quarter of 2013.

Including cash flows from equity-accounted vessels, Teekay Tankers’ total cash flow from vessel operations decreased slightly to $15.6 million in the fourth quarter of 2013, from $16.0 million in the same period of the prior year. The decrease was primarily due to the change in employment of certain of Teekay Tankers’ vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters, lower average realized spot tanker rates from its spot LR2 product tankers, and a reduction in interest income earned from Teekay Tankers’ investment in two mortgage loans, which have been in default since the first quarter of 2013, partially offset by higher average realized spot tanker rates from its spot Suezmax and Aframax vessels. In January 2014, crude spot tanker rates for Suezmax and Aframax vessels reached five-year highs, although rates have since softened.

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In January 2014, Teekay Tankers and Teekay jointly created Tanker Investments Ltd. (TIL), which will seek to opportunistically acquire, operate, and sell modern secondhand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. TIL completed a $250 million equity private placement in which Teekay Tankers and Teekay co-invested $25 million each for a combined 20 percent ownership interest. The balance of the privately placed TIL shares, which are listed on the Norwegian over-the-counter exchange under the symbol “TIL”, were purchased by a group of institutional investors. A portion of the net proceeds from the equity private placement will be used to acquire four 2009 and 2010-built Aframax crude oil tankers from a third party seller. In addition, TIL has also agreed to acquire four 2009-built Suezmax crude oil tankers from Teekay in exchange for assuming the indebtedness secured by these vessels, which approximated the market value of these vessels at the time they were agreed to be acquired. The acquisition of the four Teekay Suezmaxes is expected to be completed in the first quarter of 2014 and the acquisition of the Aframaxes is expected to be completed prior to the end of the second quarter of 2014. The remaining proceeds from the private placement are intended to be used to acquire additional tankers and for general corporate purposes. TIL expects to list its shares on the Oslo Stock Exchange in March 2014.

The Teekay and Teekay Tankers’ Boards of Directors have also agreed in principle to the sale to Teekay Tankers of Teekay’s conventional tanker commercial and technical management operations (Teekay Operations), including direct ownership in three commercially managed tanker pools, which currently generate income from commercially managing a fleet of 82 vessels and technically managing a fleet of 49 vessels.

In July 2010, Teekay Tankers invested $115 million in two loans maturing in July 2013, secured by first priority mortgages registered on two 2010-built VLCCs. The borrowers have been in default on their interest payment obligations since the first quarter of 2013 and their loan principal repayment since July 2013. However, due to an increase in tanker vessel values, in the fourth quarter of 2013 Teekay Tankers reversed all of its previously recorded loan loss provisions relating to these loans. Teekay Tankers currently manages these vessels and continues to have discussions with the borrowers and the second priority mortgagees of the vessels to realize on its security for the loans.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns several vessels, including the four conventional Suezmax tankers to be sold to TIL and four FPSO units. In addition, Teekay Parent currently owns one newbuilding FPSO unit under construction. As at February 1, 2014, Teekay Parent also had five chartered-in conventional tankers (including two Aframax tankers owned by Teekay Offshore), two chartered-in LNG carriers owned by Teekay LNG, and two chartered-in shuttle tankers and two chartered-in FSOs owned by Teekay Offshore.

For the fourth quarter of 2013, Teekay Parent generated negative cash flow from vessel operations of $14.4 million, compared to negative cash flow from vessel operations of $1.8 million in the same period of the prior year. The decrease in cash flow is primarily due to the completion of the Petrojarl I FPSO time-charter in April 2013 and lower production on the Foinaven FPSO, partially offset by increased equity income from Sevan Marine ASA, and lower time-charter hire expense as a result of the redelivery of time-chartered in vessels since the fourth quarter of 2012.

In mid-July 2013, Teekay Parent and the charterer agreed to temporarily stop production to repair the Foinaven FPSO’s gas compressor trains and the subsea system, which is the responsibility of the charterer. In late August 2013, one of the Foinaven FPSO’s two compressor trains was repaired. Since that time, the unit has been producing between approximately 30,000 and 35,000 barrels of oil per day. The repair of the second compressor train is expected to be completed during the first quarter of 2014, at which time the Foinaven FPSO is expected to be capable of ramping up to its target production level of approximately 43,000 barrels of oil per day.

In December 2013, Teekay Parent agreed to sell its last four owned conventional oil tankers to TIL for a total price of approximately $163 million in exchange for the assumption of related indebtedness, which approximated the fair value of the vessels. At December 31, 2013, these four conventional oil tankers were classified as “Assets Held for Sale” and were written down to their fair value selling price, resulting in the recognition of a $90.8 million impairment charge in the fourth quarter of 2013.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 168 vessels as at February 1, 2014, including chartered-in vessels and vessels under construction but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	2	—	2
Suezmax Tankers (5)	4	—	—	4
MR Product Tanker	—	1	—	1
FPSO Units	4	—	1	5

Total Teekay Parent Fleet	8	3	1	12

Teekay Offshore Fleet	46	2	2	50
Teekay LNG Fleet	55	5	17	77
Teekay Tankers Fleet	28	1	—	29

Total Teekay Consolidated Fleet	137	11	20	168

(1)	Ownership interests in these vessels range from 33 percent to 100 percent.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and two FSO units chartered-in from Teekay Offshore.
(4)	Excludes three Aframax tankers chartered-in from Teekay Offshore.
(5)	The four Suezmax tankers are expected to be sold to TIL in February 2014.

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Liquidity

As at December 31, 2013, the Company had consolidated liquidity of approximately $1.25 billion (consisting of $614.7 million cash and cash equivalents and $635.0 million of undrawn revolving credit facilities), of which $412.5 million of liquidity (consisting of $230.4 million cash and cash equivalents and $182.1 million of undrawn revolving credit facilities) is attributable to Teekay Parent. Including the approximately $162 million of proceeds from Teekay Offshore’s Norwegian bond issuance completed in January 2014, Teekay had pro forma total consolidated liquidity of approximately $1.4 billion as at December 31, 2013.

Conference Call

The Company plans to host a conference call on Thursday, February 20, 2014 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and fiscal year of 2013. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

(1)	By dialing (888) 417-8465 or (719) 457-2083, if outside North America, and quoting conference ID code 7889390.
(2)	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, February 27, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7889390.

About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $11.5 billion, comprised of approximately 164 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)(2)(3)	493,546	454,795	523,242	1,830,085	1,980,771
OPERATING EXPENSES
Voyage expenses (2)	31,727	28,022	30,796	112,218	138,283
Vessel operating expenses (1)(2)(3)	205,131	217,579	230,135	806,152	813,326
Time-charter hire expense	24,164	25,486	27,883	103,646	130,739
Depreciation and amortization	109,709	109,114	113,460	431,086	455,898
General and administrative (2)(3)	34,360	31,932	35,052	140,958	144,296
Asset impairments and provisions (4)	85,300	72,846	424,182	168,353	434,082
Loss (gain) on sale of vessels and equipment	40	(726)	4,610	(1,995)	6,975
Restructuring charges	2,617	461	2,121	6,921	7,565

	493,048	484,714	868,239	1,767,339	2,131,164

Income (loss) from vessel operations	498	(29,919)	(344,997)	62,746	(150,393)

OTHER ITEMS
Interest expense (2)	(48,382)	(45,817)	(40,956)	(181,396)	(167,615)
Interest income (2)	5,129	1,543	1,794	9,708	6,159
Realized and unrealized gain (loss) on derivative instruments (2)	2,875	(26,707)	44,580	18,414	(80,352)
Equity income (5)	35,098	26,753	26,097	136,538	79,211
Income tax recovery (expense)	839	662	13,028	(2,872)	14,406
Foreign exchange loss	(4,334)	(11,837)	(6,405)	(13,304)	(12,898)
Other income (loss)—net	1,165	625	(1,690)	5,646	366

Net (loss) income	(7,112)	(84,697)	(308,549)	35,480	(311,116)
Less: Net (income) loss attributable to non-controlling interests	(63,753)	35,593	214,838	(150,218)	150,936

Net loss attributable to stockholders of Teekay Corporation	(70,865)	(49,104)	(93,711)	(114,738)	(160,180)

Loss per common share of Teekay
- Basic	($1.00)	($0.69)	($1.35)	($1.63)	($2.31)
- Diluted	($1.00)	($0.69)	($1.35)	($1.63)	($2.31)
Weighted-average number of common shares outstanding
- Basic	70,781,695	70,755,282	69,589,200	70,457,968	69,263,369
- Diluted	70,781,695	70,755,282	69,589,200	70,457,968	69,263,369

(1)	The costs of business development and engineering studies relating to North Sea FPSO and FSO projects that the Company is pursuing are substantially reimbursable from customers upon completion. As a result, $1.7 million of costs were recognized in the three months ended December 31, 2013 relating to an FPSO study, $17.5 million of revenues and $20.1 million of costs were recognized in the three months ended September 30, 2013 upon completion of two FPSO studies, $20.3 million of revenues and $24.4 million of costs were recognized in the year ended December 31, 2013 upon completion of three FPSO studies, and $26.3 million of revenues and $28.1 million of costs were recognized in the three months and year ended December 31, 2012 upon completion of two FSO studies and one FPSO study.
(2)	Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized (losses) gains relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2013	2012	2013	2012
Realized (losses) gains relating to:
Interest rate swaps	(30,967)	(30,254)	(33,164)	(122,439)	(123,277)
Termination of interest rate swap agreements	—	(31,798)	—	(35,985)	—
Foreign currency forward contracts	(694)	152	646	(2,027)	1,155
Foinaven embedded derivative	—	—	—	—	11,452

	(31,661)	(61,900)	(32,518)	(160,451)	(110,670)

Unrealized gains (losses) relating to:
Interest rate swaps	34,142	32,542	76,095	182,800	26,770
Foreign currency forward contracts	394	2,651	1,003	(3,935)	6,933
Foinaven embedded derivative	—	—	—	—	(3,385)

	34,536	35,193	77,098	178,865	30,318

Total realized and unrealized gains (losses) on non-designated derivative instruments	2,875	(26,707)	44,580	18,414	(80,352)

(3)	To more closely align the Company’s presentation to that of many of its peers, the cost of ship management activities related to the Company’s fleet and to services provided to third parties of $19.7 million and $80.9 million for the three months and year ended December 31, 2013, respectively, and $22.6 million for the three months ended September 30, 2013, have been presented in vessel operating expenses. Revenues from ship management activities provided to third parties of $4.5 million and $23.2 million for the three months and year ended December 31, 2013, respectively, and $4.8 million for the three months ended September 30, 2013, have been presented in revenues. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses and revenues to conform to the presentation adopted in the current period. The amounts reclassified from general and administrative expenses to vessel operating expenses were $22.2 million and $83.2 million for the three months and year ended December 31, 2012, respectively. The amounts reclassified from general and administrative expenses to revenues were $8.0 million and $24.5 million for the three months and year ended December 31, 2012, respectively.
(4)	The Company recognized asset impairments and provisions of $85.3 million and $168.4 million for the three months and year ended December 31, 2013, respectively, related to impairment charges on the four conventional tankers to be sold to TIL, and six shuttle tankers, including two shuttle tankers which Teekay Offshore owns through a 50 percent-owned subsidiary, and two shuttle tankers which Teekay Offshore owns through a 67 percent-owned subsidiary. The shuttle tanker impairments were the result of a cancellation of a contract renewal and expected sale of an aging vessel, the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract for one shuttle tanker in September 2013 and a change in expectations for the contract renewal of two shuttle tankers, one operating in Brazil, and the other one in the North Sea. The amount also includes a provision for an FPSO front-end engineering and design study (FEED) receivable potentially not collectible, and the reversal of loss provisions relating to investment in term loans and advances to a joint venture partner’s parent entity. Asset impairments and provisions for the three months and year ended December 31, 2012 of $424.2 million and $434.1 million, respectively, relate to impairment of 18 of the Company’s conventional tankers, four shuttle tankers, and one FSO unit.
(5)	The Company’s proportionate share of items within equity income as identified in Appendix A of this release, is as detailed in the table below. By excluding these items from equity income, the Company believes that the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. The adjusted equity income is a non-GAAP measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2013	2012	2013	2012
Equity income	35,098	26,753	26,097	136,538	79,211
Gain on sale of equity investment	—	—	—	—	(10,830)
Proportionate share of unrealized (gains) losses on derivative instruments	(6,607)	(1,707)	(10,676)	(30,863)	(5,272)
Impairments of equity investments	—	—	1,767	—	1,767
Other(i)	—	4,100	750	4,100	1,620

Equity income adjusted for applicable items in Appendix A	28,491	29,146	17,938	109,775	66,496

(i)	Includes restructuring accruals and loan loss provision in Sevan Marine ASA.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	614,660	618,416	639,491
Other current assets	642,521	635,240	692,389
Restricted cash – current	4,748	6,170	39,390
Restricted cash – long-term	497,984	497,021	494,429
Assets held for sale(1)	176,247	—	22,364
Vessels and equipment	6,584,632	6,805,137	6,628,383
Advances on newbuilding contracts	766,512	731,001	692,675
Derivative assets	92,837	107,914	180,250
Investment in equity accounted investees	690,309	644,329	480,043
Investment in term loans	211,579	180,987	185,934
Investment in direct financing leases	727,262	579,655	436,601
Other assets	291,723	319,552	217,401
Intangible assets	107,898	112,081	126,136
Goodwill	166,539	166,539	166,539

Total Assets	11,575,451	11,404,042	11,002,025

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	584,989	550,294	478,756
Liabilities associated with assets held for sale(1)	168,007	—	—
Current portion of long-term debt	1,028,093	1,033,712	867,683
Long-term debt	5,679,706	5,815,559	5,099,246
Long-term debt—variable interest entity(2)	—	—	230,359
Derivative liabilities	443,569	484,461	644,021
In process revenue contracts	179,852	194,033	241,591
Other long-term liabilities	271,621	195,971	220,080
Redeemable non-controlling interest	16,564	24,413	28,815
Equity:
Non-controlling interests	2,071,262	1,911,380	1,876,085
Stockholders of Teekay	1,131,788	1,194,219	1,315,389

Total Liabilities and Equity	11,575,451	11,404,042	11,002,025

(1)	In connection with the pending 2014 sale of four conventional tanker owning companies to a newly created company, TIL, the vessels and equipment, long-term debt, and working capital related to the four vessel-owning companies have been classified as “Assets held for sale” and “Liabilities associated with assets held for sale” as at December 31, 2013.
(2)	For accounting purposes, the Voyageur Spirit FPSO unit was a variable interest entity (VIE) until May 2, 2013, whereby Teekay was the primary beneficiary. As a result, the Company consolidated the VIE commencing December 1, 2011, even though the Company did not acquire the Voyageur Spirit FPSO unit until May 2, 2013, on which date the Company sold the Voyageur Spirit FPSO unit to Teekay Offshore.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended
	December 31
	2013	2012
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	291,965	288,936

FINANCING ACTIVITIES
Net proceeds from long-term debt	2,451,828	1,407,275
Scheduled repayments of long-term debt	(706,003)	(276,403)
Prepayments of long-term debt	(1,017,818)	(1,060,169)
Decrease (increase) in restricted cash	31,776	(33,592)
Repurchase of common stock	(12,000)	—
Net proceeds from public offerings of Teekay LNG	186,596	178,532
Net proceeds from public offerings of Teekay Offshore	260,916	251,921
Net proceeds from public offerings of Teekay Tankers	—	65,771
Equity contribution from joint venture partner	4,934	86,350
Cash dividends paid	(90,265)	(83,299)
Distribution from subsidiaries to non-controlling interests	(269,987)	(246,555)
Other	27,219	9,840

Net financing cash flow	867,196	299,671

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(753,755)	(615,900)
Proceeds from sale of vessels and equipment	47,704	250,807
Investment in term loans	(12,552)	—
Advances to joint ventures and joint venture partners	(14,466)	(117,235)
Investment in joint ventures	(157,762)	(183,554)
Investment in direct financing lease assets	(307,950)	—
Direct financing lease payments received and other	14,789	24,639

Net investing cash flow	(1,183,992)	(641,243)

Decrease in cash and cash equivalents	(24,831)	(52,636)
Cash and cash equivalents, beginning of the year	639,491	692,127

Cash and cash equivalents, end of the year	614,660	639,491

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income (loss) attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2013		December 31, 2013
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net (loss) income – GAAP basis	(7,112)		35,480
Adjust for: Net income attributable to non-controlling interests	(63,753)		(150,218)

Net loss attributable to stockholders of Teekay	(70,865)	(1.00)	(114,738)	(1.63)
Add (subtract) specific items affecting net loss:
Unrealized gains from derivative instruments (2)	(41,143)	(0.58)	(205,089)	(2.91)
Foreign exchange loss (3)	4,496	0.06	16,581	0.24
Restructuring charges (4)	2,617	0.04	6,921	0.10
Asset impairments and provisions (5)	85,300	1.20	168,353	2.39
Net loss (gain) on sale of vessels and equipment (6)	40	—	(1,995)	(0.03)
Non-recurring adjustments to tax accruals	4,859	0.07	4,859	0.07
Realized loss on termination of interest rate swap	—	—	31,798	0.45
Other (7)	1,961	0.03	12,231	0.17
Non-controlling interests’ share of items above (8)	13,870	0.20	1,193	0.02

Total adjustments	72,000	1.02	34,852	0.50

Adjusted net income (loss) attributable to stockholders of Teekay	1,135	0.02	(79,886)	(1.13)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Restructuring charges primarily relate to the reorganization of the Company’s marine operations, and termination of crew upon sale of two conventional tankers in Teekay LNG.
(5)	Relates to impairment of four conventional tankers to be sold to TIL, and six shuttle tankers, of which Teekay Offshore owns two shuttle tankers through a 50 percent-owned subsidiary and two shuttle tankers through a 67 percent-owned subsidiary. The asset impairments and provisions also include a loss provision for an FPSO FEED receivable, partially offset by the reversal of previously recorded loss provision relating to investments in term loans and a loan to a joint venture partner.
(6)	Relates to gain on sale of equipment and gain (loss) on sale of three conventional tankers.
(7)	Other primarily relates to recognition of unrealized loss on marketable securities, pension fund closure, pre-operational costs for an FPSO unit nearing completion, realized (gain) loss on foreign exchange forward contracts relating to certain capital acquisition expenditures and certain items in joint ventures.
(8)	Items affecting net (loss) income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity-accounted for investments. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET LOSS

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2012		December 31, 2012
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net loss – GAAP basis	(308,549)		(311,116)
Adjust for: Net loss attributable to non-controlling interests	214,838		150,936

Net loss attributable to stockholders of Teekay	(93,711)	(1.35)	(160,180)	(2.31)
Add (subtract) specific items affecting net loss:
Unrealized gains from derivative instruments (2)	(87,063)	(1.25)	(34,386)	(0.50)
Foreign exchange loss (3)	6,511	0.09	10,600	0.15
Loss on sale of assets / asset impairments(4)	428,792	6.15	441,057	6.37
Non-recurring adjustments to tax accruals(5)	(11,360)	(0.16)	(19,366)	(0.28)
Restructuring charges(6)	2,121	0.03	7,565	0.11
Write down (gain on sale) of equity investment(7)	1,767	0.03	(9,063)	(0.13)
Realized gain upon settlement of embedded derivative	—	—	(11,452)	(0.17)
Other(8)	918	0.01	697	0.01
Non-controlling interests’ share of items above(9)	(245,034)	(3.52)	(280,334)	(4.05)

Total adjustments	96,652	1.39	105,318	1.52

Adjusted net income (loss) attributable to stockholders of Teekay	2,941	0.04	(54,862)	(0.79)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Relates to the impairment during the year ended December 31, 2012 of 18 of the Company’s conventional tankers, four shuttle tankers, and one FSO unit, and disposal of two older shuttle tankers and three conventional tankers.
(5)	Relates to reversal of freight tax accruals and recognition of deferred income tax asset relating to a new Norwegian tax structure.
(6)	Restructuring charges relate to the reorganization of the Company’s marine operations.
(7)	Relates to impairment of the Company’s interest in a joint venture and gain on sale of the Company’s 40 percent interest in an FPSO unit.
(8)	Other includes a revenue adjustment for volatile organic compound equipment, partially offset by write down of the Company’s investment in marketable securities.
(9)	Items affecting net (loss) income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT DECEMBER 31, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	219,126	139,481	25,646	230,407	—	614,660
Other current assets	210,991	39,964	25,373	366,193	—	642,521
Restricted cash	—	497,298	—	5,434	—	502,732
Assets held for sale	—	—	—	176,247	—	176,247
Vessels and equipment	3,089,582	1,825,455	859,308	810,287	—	6,584,632
Advances on newbuilding contracts	—	97,207	—	669,305	—	766,512
Derivative assets	10,823	81,311	—	703	—	92,837
Investment in equity accounted investees	52,120	586,654	8,366	52,869	(9,700)	690,309
Investment in direct financing leases	27,567	699,695	—	—	—	727,262
Investment in term loans	—	—	136,061	75,518	—	211,579
Other assets	43,126	113,419	14,784	120,394	—	291,723
Advances to affiliates	15,202	6,634	27,991	(49,827)	—	—
Equity investment in subsidiaries	—	—	—	470,951	(470,951)	—
Intangibles and goodwill	137,549	132,476	—	4,412	—	274,437

TOTAL ASSETS	3,806,086	4,219,594	1,097,529	2,932,893	(480,651)	11,575,451

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	182,984	61,879	26,281	313,845	—	584,989
Advances from affiliates	121,864	19,270	11,323	(152,457)	—	—
Liabilities associated with assets held for sale	—	—	—	168,007	—	168,007
Current portion of long-term debt	806,009	128,782	25,246	68,056	—	1,028,093
Long-term debt	1,562,967	2,247,054	719,388	1,150,297	—	5,679,706
Derivative liabilities	169,079	207,883	25,269	41,338	—	443,569
In-process revenue contracts	101,294	4,773	—	73,785	—	179,852
Other long-term liabilities	23,984	106,169	5,350	136,118	—	271,621
Redeemable non-controlling interest	16,564	—	—	—	—	16,564
Equity:
Non-controlling interests (1)	34,297	52,994	—	2,116	1,981,855	2,071,262
Equity attributable to stockholders/unitholders of publicly-listed entities	787,044	1,390,790	284,672	1,131,788	(2,462,506)	1,131,788

TOTAL LIABILITIES AND EQUITY	3,806,086	4,219,594	1,097,529	2,932,893	(480,651)	11,575,451

NET DEBT (2)	2,149,850	1,739,057	718,988	982,512	—	5,590,407

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the respective joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash. Net debt excludes liabilities associated with assets held for sale.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED DECEMBER 31, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	260,654	104,858	42,163	114,455	(28,584)	493,546

Voyage expenses	29,173	869	2,492	707	(1,514)	31,727
Vessel operating expenses	91,250	25,164	21,922	66,795	—	205,131
Time-charter hire expense	13,670	—	1,021	36,668	(27,195)	24,164
Depreciation and amortization	52,311	24,145	12,113	21,140	—	109,709
General and administrative	11,066	5,438	2,354	15,377	125	34,360
Asset impairments and provisions (recoveries) (1)	19,280	(3,804)	(14,910)	84,734	—	85,300
Gain on sale of vessels and equipment	—	—	—	40	—	40
Restructuring charges	104	1,786	—	727	—	2,617

Total operating expenses	216,854	53,598	24,992	226,188	(28,584)	493,048

Income (loss) from vessel operations	43,800	51,260	17,171	(111,733)	—	498

Interest expense	(18,403)	(15,775)	(2,468)	(11,736)	—	(48,382)
Interest income	434	1,019	63	3,613	—	5,129
Realized and unrealized gains (losses) on derivative instruments	9,948	(5,238)	(1,014)	(821)	—	2,875
Income tax (expense) recovery	(1,896)	(2,722)	(94)	5,551	—	839
Equity income	3,934	28,602	564	1,998	—	35,098
Equity in earnings of subsidiaries (2)	—	—	—	38,903	(38,903)	—
Foreign exchange (loss) gain	(2,465)	(5,188)	(84)	3,403	—	(4,334)
Other – net	260	214	(8)	699	—	1,165

Net income (loss)	35,612	52,172	14,130	(70,123)	(38,903)	(7,112)
Less: Net loss (income) attributable to non-controlling interests (3)	5,657	(4,644)	—	(742)	(64,024)	(63,753)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	41,269	47,528	14,130	(70,865)	(102,927)	(70,865)

CFVO—Consolidated (4)(5)	112,839	74,210	14,374	(16,951)	—	184,472
CFVO—Equity Investments(6)	6,644	52,626	1,245	2,502	—	63,017
CFVO—Total	119,483	126,836	15,619	(14,449)	—	247,489

(1)	During the three months ended December 31, 2013, impairment charges were recognized by Teekay Parent of $90.8 million relating to four conventional tankers in connection with the pending sale of these vessels to TIL, and by Teekay Offshore of $19.3 million relating to two shuttle tankers, which Teekay Offshore owns through a 67 percent-owned subsidiary. The asset impairments and provisions also include a $2.6 million provision for an FPSO FEED receivable that potentially is not collectible. These charges were partially offset by the reversal of previously recognized loss provisions on investments in term loans of $14.9 million by Teekay Tankers and $8.7 million by Teekay Parent, and a $3.8 million provision reversal by Teekay LNG relating to the advances to a joint venture partner’s parent entity.
(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of their respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

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(4)	CFVO represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(5)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended December 31, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $43.3 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(6)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for reconciliations of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
Revenues	950,977	399,276	170,087	440,008	(130,263)	1,830,085

Voyage expenses	104,325	2,857	8,337	2,804	(6,105)	112,218
Vessel operating expenses	347,979	99,949	91,667	266,557	—	806,152
Time-charter hire expense	56,682	—	6,174	164,949	(124,159)	103,646
Depreciation and amortization	200,242	97,884	47,833	85,127	—	431,086
General and administrative	45,250	20,444	12,594	59,969	2,701	140,958
Asset impairments and provisions (1)	94,946	—	—	73,407	—	168,353
Loss (gain) on sale of vessels and equipment	301	—	71	(2,367)	—	(1,995)
Restructuring charges	2,361	1,786	—	2,774	—	6,921

Total operating expenses	852,086	222,920	166,676	653,220	(127,563)	1,767,339

Income (loss) from vessel operations	98,891	176,356	3,411	(213,212)	(2,700)	62,746

Interest expense	(62,964)	(55,703)	(10,023)	(53,923)	1,217	(181,396)
Interest income	2,561	2,972	158	5,234	(1,217)	9,708
Realized and unrealized gains (losses) on derivative instruments	34,820	(14,000)	(1,524)	(882)	—	18,414
Income tax (expense) recovery	(2,225)	(5,156)	(593)	5,102	—	(2,872)
Equity income	6,731	123,282	854	5,671	—	136,538
Equity in earnings of subsidiaries (2)	—	—	—	125,511	(125,511)	—
Foreign exchange (loss) gain	(5,278)	(15,832)	(107)	7,913	—	(13,304)
Other – net	(621)	1,396	(314)	5,185	—	5,646

Net income (loss)	71,915	213,315	(8,138)	(113,401)	(128,211)	35,480
Less: Net loss (income) attributable to non-controlling interests (3)	19,089	(12,073)	—	(1,337)	(155,897)	(150,218)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	91,004	201,242	(8,138)	(114,738)	(284,108)	(114,738)

CFVO—Consolidated (4)(5)	384,576	278,544	50,835	(106,427)	(2,700)	604,828
CFVO—Equity Investments (6)	12,807	193,657	2,684	5,332	—	214,480
CFVO—Total	397,383	472,201	53,519	(101,095)	(2,700)	819,308

(1)	Teekay Offshore recognized impairment charges of $94.9 million relating to two conventional tankers and six shuttle tankers during the year ended December 31, 2013, including the impairment of $37.2 million of two shuttle tankers which Teekay Offshore owns through a 50 percent-owned subsidiary, and $19.3 million of two shuttle tankers which Teekay Offshore owns through a 67 percent-owned subsidiary. Teekay Parent had already recognized impairment charges on the two Teekay Offshore-owned conventional tankers during the three months ended December 31, 2012 and therefore, reversed the impairment charge on consolidation. Teekay Parent also recognized an impairment of $90.8 million on four conventional tankers in connection with the pending sale of these vessels to TIL. The asset impairments and provisions also include the recognition of loss provision of $2.6 million on an FPSO FEED receivable, and the reversal of a previously recognized loss provision of $1.9 million by Teekay Parent on an investment in a term loan.
(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of their respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

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(4)	CFVO represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for reconciliations of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(5)	In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the year ended December 31, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $162.2 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(6)	CFVO – Equity investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for reconciliations of this non-GAAP measure as used in this release to the most directly comparable GAAP measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to (loss) income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other (1)	Teekay Parent Total
Revenues	3,893	15,882	75,584	19,096	114,455
Voyage expenses	216	446	—	45	707
Vessel operating expenses	2,798	5,436	54,666	3,895	66,795
Time-charter hire expense	—	18,235	7,359	11,074	36,668
Depreciation and amortization	2,602	—	18,995	(457)	21,140
General and administrative	624	1,057	7,382	6,314	15,377
Asset impairments and provisions (recoveries)(2)	90,813	—	2,634	(8,713)	84,734
Gain on sale of vessel	—	—	—	40	40
Restructuring charges	—	—	—	727	727

Total operating expenses	97,053	25,174	91,036	12,925	226,188

(Loss) income from vessel operations	(93,160)	(9,292)	(15,452)	6,171	(111,733)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations
(Loss) income from vessel operations	(93,160)	(9,292)	(15,452)	6,171	(111,733)
Depreciation and amortization	2,602	—	18,995	(457)	21,140
Asset impairments and provisions (recoveries)	90,813	—	2,634	(8,713)	84,734
Gain on sale of vessel	—	—	—	40	40
Amortization of in process revenue contracts and other	—	—	(10,691)	—	(10,691)
Realized losses from the settlements of non-designated derivative instruments	(23)	—	(418)	—	(441)

CFVO—Consolidated(3)(4)	232	(9,292)	(4,932)	(2,959)	(16,951)
CFVO—Equity(5)	1,339	—	1,175	(12)	2,502
CFVO—Total	1,571	(9,292)	(3,757)	(2,971)	(14,449)

(1)	Includes results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, and interest income received from, and reversal of previously recognized loss provision on an investment in a term loan.
(2)	Teekay Parent recognized an impairment of $90.8 million relating to four conventional tankers in connection with the pending sale of these vessels to TIL. The asset impairments and provisions also include a loss provision for an FPSO FEED receivable of $2.6 million. This was partially offset by the reversal of previously recognized loss provision of $8.7 million on an investment in a term loan.
(3)	CFVO represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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(4)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended December 31, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $43.3 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to (loss) income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other (1)	Total
Revenues	16,864	66,656	282,687	73,801	440,008
Voyage expenses	411	2,198	—	195	2,804
Vessel operating expenses	12,998	22,754	212,328	18,477	266,557
Time-charter hire expense(2)	—	93,576	32,276	39,097	164,949
Depreciation and amortization	10,348	(466)	78,646	(3,401)	85,127
General and administrative	2,557	4,536	26,721	26,155	59,969
Asset impairments and provisions (recoveries)(3)	90,813	—	2,634	(20,040)	73,407
Gain on sale of vessels and equipment	—	—	(1,337)	(1,030)	(2,367)
Restructuring charges	—	—	—	2,774	2,774

Total operating expenses	117,127	122,598	351,268	62,227	653,220

(Loss) income from vessel operations	(100,263)	(55,942)	(68,581)	11,574	(213,212)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations
(Loss) income from vessel operations	(100,263)	(55,942)	(68,581)	11,574	(213,212)
Depreciation and amortization	10,348	(466)	78,646	(3,401)	85,127
Asset impairments and provisions (recoveries)	90,813	—	2,634	(20,040)	73,407
Gain on sale of vessels and equipment	—	—	(1,337)	(1,030)	(2,367)
Amortization of in process revenue contracts and other	—	—	(47,883)	—	(47,883)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	72	—	—	—	72
Realized losses from the settlements of non-designated derivative instruments	(136)	—	(1,033)	(903)	(2,072)
Dropdown predecessor cash flow(4)	—	—	501	—	501

CFVO—Consolidated(5)(6)	834	(56,408)	(37,053)	(13,800)	(106,427)
CFVO—Equity(7)	6,195	—	(760)	(103)	5,332
CFVO—Total	7,029	(56,408)	(37,813)	(13,903)	(101,095)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, interest income received from, and reversal of previously recognized loss provision on, an investment in a term loan, a $2.7 million success fee payment received from Teekay LNG upon the acquisition of the Exmar LPG joint venture in February 2013, and a $1.0 million success fee payment received from Teekay Offshore upon the acquisition of one HiLoad DP unit in September 2013.
(2)	Time-charter hire expense includes $11.3 million in charter termination fees paid to Teekay Offshore.

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(3)	Teekay Parent recognized an impairment of $90.8 million relating to four conventional tankers in connection with the pending sale of these vessels to TIL. The asset impairments and provisions also include a loss provision for an FPSO FEED receivable of $2.6 million. This was partially offset by reversal of loss provisions. Teekay Offshore recognized impairment charges of $18.1 million relating to two conventional tankers during the year ended December 31, 2013. Teekay Parent had already recognized these impairment charges during the three months ended December 31, 2012 and therefore, reversed the impairment charge on consolidation. Teekay Parent further reversed $1.9 million of a previously recognized loss provision relating to an investment in a term loan.
(4)	Represents CFVO relating to assets owned by Teekay Parent prior to their acquisition by Teekay Offshore. These historical financial results are now included in the historical financial results of Teekay Offshore and therefore excluded from the above loss from vessel operations for Teekay Parent.
(5)	CFVO represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(6)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the year ended December 31, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $162.2 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(7)	CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended December 31, 2013, September 30, 2013, June 30, 2013, March 31, 2013, and December 31, 2012. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended December 31, 2013 to the most directly comparable financial measure under GAAP, please refer to Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended September 30, 2013, June 30, 2013, March 31, 2013, and December 31, 2012, please see Appendix E to this release. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2013	2013	2013	2013	2012
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	232	883	(380)	99	(563)
In-Chartered Conventional Tankers (2)	(9,292)	(8,672)	(18,436)	(20,008)	(11,601)
FPSOs	(4,932)	(24,214)	(13,407)	5,500	16,705
Other	(2,959)	(2,528)	(3,337)	(4,977)	(4,657)

Total	(16,951)	(34,531)	(35,560)	(19,386)	(116)
Daughter company distributions to
Teekay Parent (3)
Common shares/units (4)
Teekay LNG Partners	17,439	17,016	17,016	17,016	17,016
Teekay Offshore Partners	12,819	12,507	12,507	11,747	11,461
Teekay Tankers Ltd. (5)	629	629	629	629	629

Total	30,887	30,152	30,152	29,392	29,106
General partner interest
Teekay LNG Partners	7,566	6,320	5,946	5,935	5,935
Teekay Offshore Partners	4,867	3,671	3,671	3,603	3,155

Total	12,433	9,991	9,617	9,538	9,090
Total Teekay Parent cash flow before interest and dry dock expenditures	26,369	5,612	4,209	19,544	38,080
Less:
Net interest expense (6)	(12,039)	(16,576)	(17,017)	(18,574)	(18,075)
Dry dock expenditures	(2,056)	(607)	—	—	—

TOTAL TEEKAY PARENT FREE CASH FLOW	12,274	(11,571)	(12,808)	970	20,005

(1)	CFVO represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write downs, gains or losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. For further details for the three months ended December 31, 2013, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the three months ended September 30, 2013, June 30, 2013, March 31, 2013, and December 31, 2012, please refer to Appendix E to this release.

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(2)	Includes charter termination fees of $4.5 million and $6.8 million paid to Teekay Offshore during the three months ended June 30, 2013 and March 31, 2013, respectively.
(3)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(4)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly traded subsidiary and period as follows:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2013	2013	2013	2013	2012
Teekay LNG Partners
Distribution per common unit	$0.6918	$0.6750	$0.6750	$0.6750	$0.6750
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,439,084	$17,015,585	$17,015,585	$17,015,585	$17,015,585
Teekay Offshore Partners
Distribution per common unit	$0.5384	$0.5253	$0.5253	$0.5253	$0.5125
Common units owned by
Teekay Parent	23,809,468	23,809,468	23,809,468	22,362,814	22,362,814

Total distribution	$12,819,018	$12,507,114	$12,507,114	$11,747,186	$11,460,942
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (5)	20,976,530	20,976,530	20,976,530	20,976,530	20,976,530

Total dividend	$629,296	$629,296	$629,296	$629,296	$629,296

(5)	Includes Class A and Class B shareholdings.
(6)	Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS—CONSOLIDATED

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of consolidated CFVO for the three months ended December 31, 2013 and December 31, 2012. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended December 31, 2013
	(unaudited)
	Teekay Offshore Partners LP (1)	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Teekay Corporation Consolidated
Income (loss) from vessel operations	43,800	51,260	17,171	(111,733)	498
Depreciation and amortization	52,311	24,145	12,113	21,140	109,709
Amortization of in process revenue contracts and other	(3,212)	(1,341)	—	(10,691)	(15,244)
Realized losses from the settlements of non designated derivative instruments	(253)	—	—	(441)	(694)
Asset impairments and provisions (recoveries)	19,280	(3,804)	(14,910)	84,734	85,300
Gain on sale of vessels and equipment	—	—	—	40	40
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	913	3,950	—	—	4,863

Cash flow from vessel operations—Consolidated’(2)	112,839	74,210	14,374	(16,951)	184,472

	Three Months Ended December 31, 2012
	(unaudited)
	Teekay Offshore Partners LP (1)	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Teekay Corporation Consolidated
Income (loss) from vessel operations	31,370	11,322	(354,748)	(32,941)	(344,997)
Depreciation and amortization	47,249	25,949	18,431	21,831	113,460
Amortization of in process revenue contracts and other	(2,476)	(759)	(240)	(15,696)	(19,171)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	146	—	—	23	169
Realized gains (losses) from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	1,104	—	—	(458)	646
Asset impairments / net loss on vessel sales	19,754	29,367	352,546	27,125	428,792
Cash flow from time-charter contracts, net of revenue accounted for as accounted for as direct finance leases	745	1,475	—	—	2,220

Cash flow from vessel operations—Consolidated(2)	97,892	67,354	15,989	(116)	181,119

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.
(2)	Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of cash flow from vessel operations for equity-accounted vessels for the three months ended December 31, 2013 and December 31, 2012. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives, but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended December 31, 2013		Three Months Ended December 31, 2012
	(unaudited)		(unaudited)
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(1)
Revenues	234,131	109,092	158,119	72,883
Vessel and other operating expenses	98,434	45,949	73,400	34,468
Depreciation and amortization	34,437	17,343	18,759	9,582

Income from vessel operations of equity accounted vessels	101,260	45,799	65,960	28,833

Interest expense	(22,832)	(10,754)	(15,610)	(6,861)
Realized and unrealized gain on derivative instruments	1,408	298	15,588	5,507
Other income—net	(1,053)	(247)	99	396

Other items	(22,478)	(10,701)	54	(969)

Net income / equity income of equity accounted vessels	78,782	35,098	66,014	27,864

Income from vessel operations of equity accounted vessels	101,260	45,799	65,960	28,833
Depreciation and amortization	34,437	17,343	18,759	9,582
Cash flow from time-charter contracts net of revenue accounted for as
direct finance lease	7,471	2,711	7,466	2,731
Amortization of in-process revenue contracts and other	(5,606)	(2,838)	(8,350)	(4,339)

Cash flow from vessel operations of equity accounted vessels(2)	137,562	63,017	83,835	36,807

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 33 percent to 52 percent.
(2)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP MEASURES

CASH FLOW FROM VESSEL OPERATIONS – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent cash flow from vessel operations for the three months ended September 30, 2013, June 30, 2013, March 31, 2013, and December 31, 2012. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives, but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended September 30, 2013
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Teekay Parent Total
Teekay Parent loss from vessel operations	(1,634)	(8,672)	(32,692)	(1,172)	(44,170)
Depreciation and amortization	2,582	—	19,670	(1,433)	20,819
Loss provision	—	—	—	1,141	1,141
Gain on sale of vessel	—	—	—	(161)	(161)
Amortization of in process revenue contracts and other	—	—	(10,708)	—	(10,708)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	19	—	—	—	19
Realized losses from the settlements of non-designated foreign exchange forward contracts	(84)	—	(484)	(903)	(1,471)

Cash flow from vessel operations—Teekay Parent	883	(8,672)	(24,214)	(2,528)	(34,531)

	Three Months Ended June 30, 2013
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(2,922)	(18,203)	(21,883)	2,883	(40,125)
Depreciation and amortization	2,582	(233)	20,646	(965)	22,030
Asset impairments/net (gain) on vessel sales	—	—	(1,337)	(5,255)	(6,592)
Amortization of in process revenue contracts and other	—	—	(11,184)	—	(11,184)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	38	—	—	—	38
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(78)	—	(150)	—	(228)
Dropdown predecessor cash flow	—	—	501	—	501

Cash flow from vessel operations—Teekay Parent	(380)	(18,436)	(13,407)	(3,337)	(35,560)

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	Three Months Ended March 31, 2013
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(2,547)	(8,528)	1,446	(7,557)	(17,186)
Depreciation and amortization	2,582	(233)	19,335	(546)	21,138
Asset impairments/net (gain) loss on vessel sales	—	(11,247)	—	3,126	(8,121)
Amortization of in process revenue contracts and other	—	—	(15,300)	—	(15,300)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	15	—	—	—	15
Realized gains from the settlements of non-designated foreign exchange forward contracts	49	—	19	—	68

Cash flow from vessel operations—Teekay Parent	99	(20,008)	5,500	(4,977)	(19,386)

	Three Months Ended December 31, 2012
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(2,723)	(11,601)	13,023	(31,640)	(32,941)
Depreciation and amortization	2,598	—	19,375	(142)	21,831
Asset impairments/net loss on vessel sales	—	—	—	27,125	27,125
Amortization of in process revenue contracts and other	—	—	(15,696)	—	(15,696)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	23	—	—	—	23
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(461)	—	3	—	(458)

Cash flow from vessel operations—Teekay Parent	(563)	(11,601)	16,705	(4,657)	(116)

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET REVENUES

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of net revenues for the three months and year ended December 31, 2013 and December 31, 2012. Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net revenues is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

							Year Ended
	Three Months Ended December 31, 2013						December 31, 2013
						Teekay	Teekay
	Teekay Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated	Consolidated
Revenues	260,654	104,858	42,163	114,455	(28,584)	493,546	1,830,085
Voyage expense	(29,173)	(869)	(2,492)	(707)	1,514	(31,727)	(112,218)

Net revenues	231,481	103,989	39,671	113,748	(27,070)	461,819	1,717,867

							Year Ended
	Three Months Ended December 31, 2012						December 31, 2012
						Teekay	Teekay
	Teekay Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated	Consolidated
Revenues	240,489	97,958	45,493	171,550	(32,248)	523,242	1,980,771
Voyage expense	(28,178)	(327)	(1,017)	(1,624)	350	(30,796)	(138,283)

Net revenues	212,311	97,631	44,476	169,926	(31,898)	492,446	1,842,488

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET INTEREST EXPENSE – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent net interest expense for the three months ended December 31, 2013, September 30, 2013, June 30, 2013, March 31, 2013, and December 31, 2012. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Net interest expense is not required by GAAP and should not be considered as an alternative to interest expense or any other indicator of the Company’s performance required by GAAP.

	Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2013	2013	2013	2013	2012
Interest expense	(48,382)	(45,817)	(44,687)	(42,510)	(40,956)
Interest income	5,129	1,543	2,018	1,018	1,794

Net interest expense—consolidated	(43,253)	(44,274)	(42,669)	(41,492)	(39,162)
Less:
Non-Teekay Parent net interest expense	(35,130)	(31,604)	(29,540)	(26,725)	(25,802)

Interest expense net of interest income—Teekay Parent	(8,123)	(12,670)	(13,129)	(14,767)	(13,360)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(3,916)	(3,906)	(3,888)	(3,807)	(4,715)

Net interest expense—Teekay Parent	(12,039)	(16,576)	(17,017)	(18,574)	(18,075)

(1)	Realized losses on interest rate swaps for the three months ended June 30, 2013 excludes a realized loss on the termination of a swap agreement prior to the acquisition of the Voyageur FPSO unit in May 2013.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the increase in annualized cash flows to be received by Teekay Parent due to respective 2.5 percent fourth quarter of 2013 Teekay Offshore and Teekay LNG cash distribution increases; Teekay Parent’s strategic objective of becoming a fixed asset-light company focused on creating value by increasing cash flows generated by its publicly-traded daughter entities, including completing Teekay Parent’s sale of its last four directly owned conventional oil tankers to TIL; the estimated cost and timing of delivery of newbuildings and converted vessels and the commencement of associated time-charter contracts; the timing and certainty of the Knarr FPSO being eligible for sale to Teekay Offshore commencing in the fourth quarter of 2014 under the omnibus agreement; the Voyageur Spirit FPSO achieving the certificate of final acceptance from its charterer and commencing full operations under the charterer contract; securing long-term employment for the LNG carrier newbuilding ordered by Teekay LNG in November 2013; expected fuel-efficiency and emission levels associated with the MEGI engines to be built by DSME; the delayed delivery dates for the two LNG carrier newbuildings ordered by Teekay LNG from 2016 to 2017 to better coincide with the expected timing of new LNG shipping projects; TIL’s acquisition of four Aframax vessels and the ability of TIL to secure additional future tanker acquisitions; TIL’s listing of its shares on the Oslo Stock Exchange; Teekay Tankers completing the acquisition of the Teekay Operations; the Company realizing on its security in loans secured by three VLCCs; the timing of completion of repairs to the Foinaven FPSO’s second compressor train and the FPSO unit achieving target production under its charter contract; and the timing of amount of future capital expenditure commitments for Teekay Parent, Teekay LNG and Teekay Offshore. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; the inability to negotiate new contracts on the three LNG carrier newbuildings ordered in July and November 2013; shipyard production or vessel conversion delays and cost overruns; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Voyageur Spirit FPSO to complete certain operational tests and receive its certificate of final acceptance from the charterer; the inability of the Company to repair the second gas compressor train on the Foinaven FPSO and achieve target production; the inability of the Company to realize on the security of its VLCC term loan investments; the inability of the Company to complete vessel sale transactions to its public-traded subsidiaries or to third parties; potential delays in the construction of the Knarr FPSO and/or commencement of operations under its charter contract; conditions in the capital markets; actual performance of the MEGI engines; failure of TIL to list its shares on the Oslo Stock Exchange or to complete its anticipated vessel acquisitions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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